Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 16, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

FAQs Regarding Registration Statement on Form S-4 Related to Walgreens Acquisition

of the Remaining 55 Percent of Alliance Boots

Walgreens Boots Alliance, Inc., the anticipated new holding company for the combined Walgreens and Alliance Boots enterprise, filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus related to Walgreens acquisition of the remaining 55 percent of Alliance Boots GmbH that the company doesn’t currently own and the reorganization of Walgreens into a holding company structure (the “Registration Statement”).

As previously announced, on Aug. 5, 2014, Walgreens exercised its option to complete the second step of its strategic transaction with Alliance Boots to fully combine the two companies to form the first global pharmacy-led, health and wellbeing enterprise.

Q: What is the Registration Statement that Walgreens Boots Alliance filed today?

A: The Registration Statement is an important document containing answers to common questions and a summary description of the transactions, followed by more detailed information about Walgreens, Alliance Boots, Walgreens Boots Alliance, step 2 of the Alliance Boots transaction, the reorganization of Walgreens into a holding company structure and related matters, including the conditions to completion of the transactions, which include shareholder and regulatory approvals, as well as other customary conditions to closing.

Q: Where will the companies be domiciled as described in the Registration Statement?

A: The new holding company to be formed in connection with the transaction, Walgreens Boots Alliance, Inc., will be incorporated in the State of Delaware and headquartered in the Chicago area. The Walgreen Co. division of Walgreens Boots Alliance will remain incorporated in Illinois and headquartered in Deerfield, Ill., and the Boots division will remain headquartered at its current location in Nottingham, U.K.

Q: How will this impact the charter and bylaws of Walgreens Boots Alliance compared with the current bylaws of Walgreen Co.?

A: Walgreens Boots Alliance, as a Delaware corporation, will provide for materially similar corporate governance principles and rights as described in the Registration Statement compared with the current charter and bylaws of Walgreens, as an Illinois corporation. As an example, as described in the Registration Statement, Walgreens Boots Alliance’s certificate of incorporation will provide, as Walgreens governing documents currently provide, that in all elections for directors stockholders will have the right to cumulate their votes for one or more directors. The filing provides a more detailed comparison of the proposed charter and bylaws.

Q: What is the company’s plan to have shareholders vote on the transactions and when will it have its next annual shareholders meeting?

A: Walgreens will hold a special shareholders meeting to seek approval of the transactions and related matters in connection with step 2 and the holding company reorganization following completion of the SEC review process and after the Registration Statement has been declared effective by the SEC. Also as described in the Registration Statement, the company currently intends to as promptly as practicable announce an anticipated date for an annual meeting of shareholders of Walgreens Boots Alliance during its fiscal year ending Aug. 31, 2015, which is currently intended to be held as promptly as practicable following the completion of the transactions.

Q: Does the Registration Statement provide additional detail on Walgreens decision to move forward with Step 2, including its determination as to the structure of the transaction and U.S. domicile of the combined company?

A: The Registration Statement includes a description of the background of the transactions and the reasons for the Walgreens board of directors’ determination to approve and move forward with step 2 of the Alliance Boots transaction, including its determination as to the structure of the transaction and U.S. domicile of the combined company.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.